UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

OncoCyte Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

68235C107
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019 (212) 508-5735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,154,228

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

10,154,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,154,228

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,154,228

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER		[_]

10,154,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,154,228

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.1%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	68235C107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,145

8.	SHARED VOTING POWER

10,154,228

9.	SOLE DISPOSITIVE POWER

3,145

10.	SHARED DISPOSITIVE POWER		[_]

10,154,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,157,373

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	68235C107

Item 1.	Security and Issuer.

The name of the issuer is OncoCyte Corporation, a California corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1010 Atlantic Avenue, Suite 102, Alameda, California 94501. This Amendment No. 3 to Schedule 13D relates to the Issuer’s Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

	(a), (f)	The persons filing this statement are: (i) Broadwood Partners, L.P., a Delaware limited partnership ("Broadwood Partners"); (ii) Broadwood Capital, Inc., a New York corporation ("Broadwood Capital"); and (iii) Neal C. Bradsher, a United States Citizen (“Mr. Bradsher, and collectively with Broadwood Partners and Broadwood Capital, the "Reporting Persons").

	(b), (c)	Broadwood Capital is an investment adviser registered with the Securities and Exchange Commission (the “SEC”) that is principally engaged in the business of providing investment advisory services. Broadwood Partners is a pooled investment vehicle that is principally engaged in the business of investing its assets in securities. Broadwood Capital serves as the general partner of Broadwood Partners. Neal Bradsher is the President of Broadwood Capital. The principal business address of the Reporting Persons is 724 Fifth Avenue, 9th Floor, New York, New York 10019.

	(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 10,154,228 Shares beneficially owned by Broadwood Partners came from its working capital. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 10,154,228 Shares beneficially owned by Broadwood Capital came from the working capital of Broadwood Partners, which is the direct owner of the Shares. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 10,157,373 Shares beneficially owned by Mr. Bradsher came from his personal funds and the working capital of Broadwood Partners. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares for investment and are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below. In particular, on July 2, 2019, Broadwood Partners purchased 1,000,000 Shares at $2.00 per Share.

Except as otherwise set forth herein, the Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present board of directors of the Issuer (the “Board of Directors”) or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right at a later date to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

The Reporting Persons have been, and may continue to be, in contact with members of the Issuer’s management, the Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to shareholders, the Board of Directors and/or the management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (d)

As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 10,154,228 Shares, constituting 19.1% of the Shares, based upon 51,972,830 Shares outstanding as of May 17, 2019 as adjusted to include warrants beneficially owned by Broadwood Partners. Broadwood Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,154,228 Shares. Broadwood Partners has sole power to dispose or direct the disposition of 0 Shares the shared power to dispose or direct the disposition 10,154,228 Shares.

As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 10,154,228 Shares, constituting 19.1% of the Shares, based upon 51,972,830 Shares outstanding as of May 17, 2019 as adjusted to include warrants beneficially owned by Broadwood Capital. Broadwood Capital has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,154,228 Shares. Broadwood Capital has sole power to dispose or direct the disposition of 0 Shares the shared power to dispose or direct the disposition 10,154,228 Shares.

  As of the date hereof, Mr. Bradsher may be deemed to be the beneficial owner of 10,157,373 Shares, constituting 19.2% of the Shares, based upon 51,972,830 Shares outstanding as of May 17, 2019 as adjusted to include warrants beneficially owned by Mr. Bradsher. Mr. Bradsher has the sole power to vote or direct the vote of 3,145 Shares and the shared power to vote or direct the vote of 10,154,228 Shares. Mr. Bradsher has sole power to dispose or direct the disposition of 3,145 Shares the shared power to dispose or direct the disposition 10,154,228 Shares.

Other than the Shares acquired by the Reporting Persons as described in Item 4 above, there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2019	Broadwood Partners, L.P.*
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.*

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher*

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by this Amendment No. 3 to Schedule 13D needs to be filed with respect to the ownership by each of the undersigned of the shares of Common Stock, no par value, of OncoCyte Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: July 2, 2019	Broadwood Partners, L.P.
	By:	Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

Broadwood Capital, Inc.

	By:	/s/ Neal C. Bradsher
	Name:	Neal C. Bradsher
	Title:	President

/s/ Neal C. Bradsher
Neal C. Bradsher

SK 22056 0001 8325624 v1 nor